U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Highland Premium Long/Short Healthcare Fund
Address of Principal Business Office:
13455 Noel Road
Suite 800
Dallas, Texas 75240
Telephone Number: (877) 665-1287
Name and address of agent for service of process:
R. Joseph Dougherty
c/o Highland Capital Management, L.P.
NexBank Tower
13455 Noel Road
Suite 800
Dallas, Texas 75240
Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
     Yes ☑       No ☐

SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Dallas and the State of Texas on the 1st day of December, 2011.

By: Name: Title:	/s/ R. Joseph Dougherty R. Joseph Dougherty Chief Executive Officer and President

Attest:	/s/ Brian Mitts
Name: Brian Mitts
Title: Treasurer (Principal Accounting Officer and Principal Financial Officer)